Exhibit 3.1

AMENDMENT TO BY-LAWS OF
FURNITURE BRANDS INTERNATIONAL, INC.
(Effective as of February 7, 2013)
Effective as of February 7, 2013, the Board of Directors of Furniture Brands International, Inc. (the “Corporation”) approved the following amendment to the Corporation's By-Laws:

ARTICLE IV, Section 1 of the By-Laws (Board of Directors) is deleted in its entirety and replaced with the following:

Section 1. Number- Election of- Term of Office. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. From time to time, the number of directors constituting the Board of Directors shall be determined by resolution of the Board of Directors; provided, however, that the number of directors shall not be less than six nor more than fifteen. Notwithstanding the foregoing, no vote to decrease the number of directors of the Corporation shall shorten the term of any incumbent director.

All directors shall hold office until their successors are elected and qualified, or until their earlier resignation or removal.

Except for the amendment set forth above, the text of the By-Laws shall remain unchanged and in full force and effect.